Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel 011 294 9106
Fax 011 295 9106
Website www.nedcor.co.za

NEDCOR 


03022131

By Courier

16 May 2003

Office of the International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0302
United States of America

Dear Sir

NEDCOR LIMITED
ISSUER NO. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION – TRADING UPDATE

The following information is being furnished to the Commission on behalf of Nedcor Limited in order to maintain such foreign private issuer's exemption from registration pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of a trading update published on the News Service of the JSE Securities Exchange of South Africa.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary
ref: correspondence\2003\december

cc. Stephen Siller

dlw 6/3

NEDCOR LIMITED ("NEDCOR")

TRADING UPDATE

In keeping with the practice commenced on 21 November 2002, Nedcor gives the following update before the commencement of the closed period in respect of its interim results for the first half of 2003. This is in line with the practice followed by Nedcor's holding company, Old Mutual plc. The trading update covers the first four months of 2003 ("the period").

ECONOMIC CONDITIONS

The early months of 2003 have presented a challenging and volatile operating climate. The rand continued to strengthen beyond expectations to R7.25/US$1 at 30 April 2003 and interest rates remained high, constraining the overall demand for credit. Weak equity markets, both globally and domestically, have also presented a challenging operating backdrop for investment banking and wealth management activities.

NEDCOR'S PERFORMANCE

These economic conditions have negatively affected Nedcor's performance during the period and, if they persist, will similarly affect future performance. The performance of the core banking business has been resilient in Nedbank Corporate, which includes the Commercial and Treasury Divisions, and good in Nedbank Retail and Peoples Bank. Investment Banking and Wealth Management have been well below target. The rand value of international earnings has diminished by over 20% due to the stronger average value of the rand against the US$ and GBP over the first four months of this year compared to the same period last year.

Over the period, organic growth in advances has been in line with domestic lending growth and interest margins have been maintained. Net interest income has thus grown. Non-interest revenue is well below expectations as adverse market conditions have constrained opportunities for the realisation of private equity and investment banking assets, and for generating advisory fees and trading profits. Significant items of non-interest revenue disclosed separately by Nedcor Investment Bank ("NIB") at the interim stage last year have also not been repeated in the period. Credit quality, including unsecured microloans, has been satisfactory despite the high interest rate environment, and the charge against income for provisions is stable.

Expense growth is progressively reducing as the group's integration proceeds, despite increased depreciation on recently commissioned technology projects, but the cost-to-income ratio at this stage has increased as a result of lower revenue growth. An additional expense reduction drive has thus been initiated. Taxation has increased significantly as the benefit of assessed losses last year is no longer available and because the tax net has widened to include more foreign income.

The new preference share capital of R2bn raised in December 2002 has generated additional earnings, the benefits of which are offset by the deduction from income attributable to ordinary shareholders of the preference dividends payable. The preference share capital supplemented primary capital, and capital adequacy at 31 March 2003 exceeds regulatory requirements.

CORE EARNINGS PER SHARE

The net result is that Nedcor remains solidly profitable with improvements through synergies planned into the future. However, core earnings (after preference dividends) for the period are lower than for the comparative period in 2002. Core earnings per share are further diluted by 11% due to the weighted average effect of the shares issued in the second half of 2002 to acquire BoE and the minority shareholding in NIB. This dilution reduces progressively to 6% by the year-end.

These first four months do not necessarily set a trend for the full year, as investment banking income and the effects of exchange rate and equity market movements are unpredictable, but do represent four out of the six months that will make up the interim results to 30 June 2003.

HEADLINE EARNINGS

The volatility in the value of the rand, in addition to affecting the rand value of international earnings, also impacts headline earnings by the effects of translating the balance sheets of integrated foreign operations into rand. Translation losses of approximately R300m for the year to date, due to the strengthening of the rand from R8.60/US$1 at 31 December 2002 to R7.80/US$1 at 15 May 2003, would be deducted from core earnings to determine headline earnings.

AC133

The complex new accounting statement AC133, which deals with the valuation and recognition of financial instruments and a new credit provisioning policy, is presently being implemented in South Africa. Changes caused by the new standard will be reported to shareholders for the first time as part of the interim results and are excluded from the results on which comments are made in this update. Capital adequacy at 30 June 2003 is expected to remain sound after making the opening transitional adjustment required by AC133 and meeting regulatory credit provisioning requirements.

INTEGRATION

The group's merger and integration with BoE is on track and on target with the previously published timetable and synergy targets. The target for 2003 is to achieve net merger benefits of R110 million before tax, growing to R905 million by 2006.

Ewald Muller
Investor Relations & Strategy
Nedcor Limited
4th Floor, A Block, Nedcor Sandton, 135 Rivonia Road, Sandown, Johannesburg
P O Box 1144, Johannesburg, 2000
Tel.: +27 (0)11 294-9027
Fax: +27 (0)11 295-9027
Mobile: +27 (0)83 255-9595